May 27, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:     Mr. Brian Soares

Re:         Cardica, Inc.

Form S-3 Registration Statement

Registration File No. 333-211122

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on June 1, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

(i)      should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(ii)      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the filing; and

(iii)     the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CARDICA, INC.

By:	/s/ Robert Y. Newell IV
Robert Y. Newell IV
Chief Financial Officer

cc:	Nancy H. Wojtas., Cooley llp